Exhibit 12.1

GREAT PLAINS ENERGY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year to date
	June 30
	2004	2003	2002	2001	2000	1999

Income (loss) from continuing operations	(thousands)
before cumulative effect of changes
in accounting principles	$70,948	$189,702	$136,702	$(28,428)	$53,014	$82,485
Add:
Equity investment (income) loss	613	2,018	1,173	(23,641)	22,994	22,328
Minority interests in subsidiaries	435	(1,263)	-	(897)	-	-

Income subtotal	71,996	190,457	137,875	(52,966)	76,008	104,813

Add:
Taxes on income	32,112	78,565	51,348	(34,672)	7,926	4,707
Kansas City earnings tax	299	418	635	583	421	602

Total taxes on income	32,411	78,983	51,983	(34,089)	8,347	5,309

Interest on value of leased
property	3,209	5,944	7,093	10,679	11,806	8,577
Interest on long-term debt	33,381	58,847	65,837	83,549	57,896	51,327
Interest on short-term debt	2,716	5,442	6,312	9,915	11,050	3,178
Mandatorily redeemable Preferred
Securities	-	9,338	12,450	12,450	12,450	12,450
Other interest expense
and amortization	2,009	3,912	3,760	5,188	2,927	3,573

Total fixed charges	41,315	83,483	95,452	121,781	96,129	79,105

Earnings before taxes on
income and fixed charges	$145,722	$352,923	$285,310	$34,726	$180,484	$189,227

Ratio of earnings to fixed charges	3.53	4.23	2.99	(a)	1.88	2.39

(a) An $87.1 million deficiency in earnings caused the ratio of earnings to fixed charges to be less than a one-to-one coverage. A $195.8 million net write-off before income taxes related to the bankruptcy filing of DTI was recorded in 2001.